                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
333-139707 and 333-144251 and Form S-8 Registration Statements File Nos.
33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: August 13, 2007

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS LTD.
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

FOR IMMEDIATE RELEASE

                    LANOPTICS ANNOUNCES 192% REVENUE INCREASE
                             IN SECOND QUARTER 2007

     YOKNEAM, ISRAEL, August 13, 2007 - LanOptics Ltd. (NASDAQ: LNOP), a
provider of network processors, today announced its results for the second quarter ended June 30, 2007.

     SECOND QUARTER HIGHLIGHTS:

     o    Revenues increased 192% year-over-year, reaching $4.6 million

     o    Strong ramp up in NP-2 processor revenues; contributed to 79% of revenues

     o    Substantial decline in non-GAAP net loss to $0.1 million

     o    GAAP net loss of $1.6 million, primarily resulting from reissue of expired options

     o    Steady decline in cash burn; Cash used in operating activities was
          $0.6 million

     TOTAL REVENUES in the second quarter of 2007 were $4.6 million, an increase of 192% compared to $1.6 million in the second quarter of 2006, and an increase of 18% compared to $3.9 million in the first quarter of 2007. All of LanOptics'
revenues were attributable to its 78% owned EZchip Technologies Ltd. subsidiary.

     NET LOSS for the second quarter of 2007 was $1.6 million, or $0.10 per share, compared to a net loss of $2.3 million, or $0.20 per share, in the second quarter of 2006, and a net loss of $1.1 million, or $0.07 per share, in the first quarter of 2007. Net loss for the quarter includes a $1.3 million of share based compensation expense recorded under SFAS 123R, resulting from a one-time stock option allocation to veteran employees of EZchip, following the expiration of 7-year options previously granted to such employees.

     On a NON-GAAP BASIS, NET LOSS for the second quarter of 2007 was $0.1 million, or $0.01 per share, compared with a non-GAAP net loss of $1.9 million, or $0.16 per share, in the second quarter of 2006, and a non-GAAP net loss of
$0.3 million, or $0.02 per share, in the first quarter of 2007.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES, as at June 30, 2007,
totaled $16.3 million, similar to the balance as at March 31, 2007.

     "This quarter was a record quarter for the company," commented ELI
FRUCHTER, CHAIRMAN OF THE BOARD OF LANOPTICS AND CEO OF EZCHIP. "We generated substantial progress with our two major CESR customers, both of which are leading tier-1 vendors who are building several of their strategic platforms based on EZchip's network processors. During the quarter, we experienced sales ramp up of NP-2 to the first vendor, and we expect that vendor to launch several more NP-2 and NP-3 based products during the second half of this year and next year. The second prominent vendor is making progress in the testing of our NP-3 processor, and currently expects to start production during 2008. All in all, we continue to be extremely encouraged and excited by EZchip's progress with our two major CESR customers."

     "This quarter has also been another substantial quarter in terms of improving our financial performance. The strong revenue increase, primarily attributable to the continued ramp up in sales of EZchip's NP-2 processor, which accounted for 79% of the quarter's revenues, resulted in improved operating and net results. Furthermore, we are seeing a steady decline in our cash burn." MR.
FRUCHTER CONCLUDED, "2007 is evolving into a true turning point for the Company, with exciting developments with our major customers and products, and, consequently, strong, steady growth in our operational financial parameters."

CONFERENCE CALL

     The Company will be hosting a conference call today at 10:00am EDT, 07:00am
PDT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the website,
http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167;  UK Dial-in Number: 0 800 917 5108;
Israel Dial-in Number:03 918 0610;  International Dial-in Number:+972 3 918 0610

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the investor relations section of the website.

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which LanOptics believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R, amortization of intangible assets, minority interest in loss of EZchip and non-cash interest expense relating to redeemable preferred shares in EZchip.
Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of LanOptics' on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the
Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

ABOUT LANOPTICS

     LanOptics is focused on its majority-owned subsidiary, EZchip Technologies
Ltd., a fabless semiconductor company providing high-speed network processors.
EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new
Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

     For more information on LanOptics and EZchip, visit the web site at
http://www.ezchip.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT
FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY
FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT
LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET
ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC
ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH
THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO
LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT
ON FORM 20-F FILED ON MARCH 30, 2007 AND ITS CURRENT REPORTS ON FORM 6-K.
LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO
REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR
EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

                                 LANOPTICS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                              THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                 --------------------------------------------       ---------------------------
                                                  JUNE 30,         MARCH 31,        JUNE 30,         JUNE 30,        JUNE 30,
                                                    2007             2007             2006             2007            2006
                                                 ----------       ----------       ----------       ----------       ----------

Revenues                                         $    4,608       $    3,905       $    1,577       $    8,513       $    3,012
Cost of revenues                                      1,918            1,668              755            3,586            1,389
Amortization of technology                              258              498               86              756              172
                                                 ----------       ----------       ----------       ----------       ----------
Gross profit                                          2,432            1,739              736            4,171            1,451

Operating expenses:
Research and development, net                         2,630            1,697            2,018            4,327            4,278
Selling, general and administrative                   1,865            1,197              974            3,062            2,087
                                                 ----------       ----------       ----------       ----------       ----------
Total operating expenses                              4,495            2,894            2,992            7,389            6,365
                                                 ----------       ----------       ----------       ----------       ----------
Operating loss                                       (2,063)          (1,155)          (2,256)          (3,218)          (4,914)

Financial and other income (expenses) , net              35               28              (98)              63             (179)
                                                 ----------       ----------       ----------       ----------       ----------
 Loss before minority interest                       (2,028)          (1,127)          (2,354)          (3,155)          (5,093)
                                                 ----------       ----------       ----------       ----------       ----------
Minority interest in loss of EZchip                     391               20               12              411               12
                                                 ----------       ----------       ----------       ----------       ----------
Net Loss                                         $   (1,637)      $   (1,107)      $   (2,342)      $   (2,744)      $   (5,081)
                                                 ==========       ==========       ==========       ==========       ==========

Net loss per share                               $    (0.10)      $    (0.07)      $    (0.20)      $    (0.17)      $    (0.44)

Weighted average number of shares
used in per share calculation                    15,780,583       15,709,081       11,650,021       15,744,931       11,642,031
                                                 ----------       ----------       ----------       ----------       ----------

                                 LANOPTICS LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                  THREE MONTHS ENDED           THREE MONTHS ENDED            THREE MONTHS ENDED             SIX MONTHS ENDED             SIX MONTHS ENDED
                                                    JUNE 30, 2007                MARCH 31, 2007                 JUNE 30, 2006                 JUNE 30, 2007                JUNE 30, 2006
                                              -------------------------     -------------------------     -------------------------     -------------------------     -------------------------
                                                 GAAP         NON-GAAP         GAAP         NON-GAAP         GAAP         NON-GAAP         GAAP         NON-GAAP        GAAP          NON-GAAP
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------

Revenues                                      $    4,608     $    4,608     $    3,905     $    3,905     $    1,577     $    1,577     $    8,513     $    8,513     $    3,012     $    3,012
Cost of revenues                                   1,918          1,891          1,668          1,604            755            725          3,586          3,495          1,389          1,344
Amortization of technology                           258             --            498             --             86             --            756             --            172             --
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
Gross profit                                       2,432          2,717          1,739          2,301            736            852          4,171          5,018          1,451          1,668
                                                    52.8%          59.0%          44.5%          58.9%          46.7%          54.0%          49.0%          58.9%          48.2%          55.4%
Operating expenses:
Research and development, net                      2,630          1,768          1,697          1,588          2,018          1,963          4,327          3,356          4,278          4,121
Selling, general and administrative                1,865          1,174          1,197          1,110            974            953          3,062          2,284          2,087          2,021
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
Total operating expenses                           4,495          2,942          2,894          2,698          2,992          2,916          7,389          5,640          6,365          6,142
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
Operating loss                                    (2,063)          (225)        (1,155)          (397)        (2,256)        (2,064)        (3,218)          (622)        (4,914)        (4,474)
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------

Financial and other income (expenses) , net           35             98             28             89            (98)           149             63            187           (179)           318
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
Loss before minority interest                     (2,028)          (127)        (1,127)          (308)        (2,354)        (1,915)        (3,155)          (435)        (5,093)        (4,156)
Minority interest in loss of EZchip                  391             --             20             --             12             --            411             --             12             --
                                              ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
Net Loss                                      $   (1,637)    $     (127)    $   (1,107)    $     (308)    $   (2,342)    $   (1,915)    $   (2,744)    $     (435)    $   (5,081)    $   (4,156)
                                              ==========     ==========     ==========     ==========     ==========     ==========     ==========     ==========     ==========     ==========

Net loss per share                            $    (0.10)    $    (0.01)    $    (0.07)    $    (0.02)    $    (0.20)    $    (0.16)    $    (0.17)    $    (0.03)    $    (0.44)    $    (0.36)

Weighted average number of shares used
in per share calculation                      15,780,583     15,780,583     15,709,081     15,709,081     11,650,021     11,650,021     15,744,931     15,744,931     11,642,031     11,642,031

Non-GAAP net loss                                            $     (127)                   $     (308)                   $   (1,915)                   $     (435)                   $   (4,156)
                                                             ----------                    ----------                    ----------                    ----------                    ----------

Reconciliation items:
Stock-based compensation                                         (1,556)                         (193)                          (76)                       (1,749)                         (224)
Amortization of intangible assets and
discount on long-term loan                                         (345)                         (626)                         (116)                         (971)                         (216)
Minority interest in loss of EZchip*                                391                            20                            12                           411                            12
Accretion to redemption value of redeemable
preferred shares in EZchip **                                        --                            --                          (247)                           --                          (497)
                                                             ----------                    ----------                    ----------                    ----------                    ----------
GAAP net loss                                                $   (1,637)                   $   (1,107)                   $   (2,342)                   $   (2,744)                   $   (5,081)
                                                             ==========                    ==========                    ==========                    ==========                    ==========

* Excluded from Non-GAAP measures since the minority interest primarily relates to EZchip losses accumulated in prior periods

** As of January 1, 2007 the Company stopped the accretion to redemption value since the redemption right became within the control of the Company

                                 LANOPTICS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                         JUNE 30,          DECEMBER 31,
                                                           2007               2006
                                                        ----------         ----------
                                                       (UNAUDITED)          (AUDITED)

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities        $   16,329         $   17,658
Trade receivables, net                                       1,954              1,706
Other receivables                                              546                683
Inventories                                                  4,384              3,489
                                                        ----------         ----------
  Total current assets                                      23,213             23,536

LONG-TERM INVESTMENTS:
Prepaid development and production costs, Net                  216                290
Severance pay fund                                           2,102              1,951
                                                        ----------         ----------
  Total long-term investments                                2,318              2,241

PROPERTY AND EQUIPMENT, NET                                    450                352

Goodwill                                                    36,531             36,531
Intangible assets, net                                       2,861              3,633
                                                        ----------         ----------
  TOTAL ASSETS                                          $   65,373         $   66,293
                                                        ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                          $      275         $    1,017
Other payables and accrued expenses                          3,107              3,092
                                                        ----------         ----------
  Total current liabilities                                  3,382              4,109

LONG TERM LIABILITIES:
Accrued severance pay                                        2,710              2,464
Long-term loan                                               3,460              3,337
                                                        ----------         ----------
  Total long-term liabilities                                6,170              5,801

EMPLOYEE STOCK OPTIONS IN EZchip                             2,222                557
PREFERRED SHARES IN EZchip                                  23,770             23,770

SHAREHOLDERS' EQUITY:
Share capital                                                   94                 93
Additional paid-in capital                                 118,422            117,716
Accumulated other comprehensive loss                           (23)               (19)
Accumulated deficit                                        (88,664)           (85,734)
                                                        ----------         ----------
  Total shareholders' equity                                29,829             32,056
                                                        ----------         ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $   65,373         $   66,293
                                                        ==========         ==========

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